SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TELEMIG CELLULAR HOLDING COMPANY

(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ___X___      Form 40-F:   _______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  _______      No:  ___X___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  _______      No:  ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  _______      No:  ___X___

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.118/0001-65 - NIRE 31.3.000.253.5.7 Publicly-held Company, with Authorized Capital

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS,
HELD ON DECEMBER 17, 2008.

1.         DATE, TIME AND PLACE: December 17, 2008, at 10:00 a.m., exceptionally on Av. Roque Petroni Junior nº 1464 - 6º andar, lado B, sala do Conselho, Morumbi, São Paulo - SP, upon calling in conformity with the Articles of Incorporation.

2.         CHAIRMANSHIP OF THE MEETING: Luis Miguel Gilpérez López – Chairman, and Breno Rodrigo Pacheco de Oliveira – Secretary.

3.         INSTATEMENT: the meeting was opened with the attendance of the undersigned Directors, there being a quorum under the terms of the Articles of Incorporation.

4.         AGENDA AND RESOLUTIONS:

4.1.      Mr. Luis Miguel Gilpérez López, Chairman of the Board of Directors, made it clear that, as it was known to all the attendees, the purpose of the meeting was to adopt resolutions with respect to the request made on December 02, 2008, by minority shareholders Pólo Capital Gestão de Recursos Ltda., Claritas Administração de Recursos Ltda., Vinson Fund and GAP, under the terms of article 123, Sole paragraph “c” of Law 6404/76, for a Special Shareholders’ Meeting of the Company to be called in order to adopt resolutions about the immediate distribution of interim dividends to the account of retained earnings of the Company.

The Chairman of the Board reminded that the matter had been discussed, upon request of the same shareholders, at the meeting held on November 12, 2008, having been then resolved by the majority of the Directors attending that meeting that it would not be prudent, at this time, to distribute interim dividends and that said distribution would reduce the financial capacity of the company, once a relevant amount of its cash would be used, which now, and as explained by the financial officers, would not be a prudent action for the several reasons already described.

For this reason, and having in consideration the supplementary analysis carried out by the Board of Executive Officers, the arguments raised by the shareholders who made the request, which analysis was submitted to and discussed at the meeting, the Board of Directors, by majority of votes of its members, except for a contrary vote given by Director Marcelo Barbosa, proposed that no interim dividends should be distributed at this time, due to the reasons described in a report presented by the Board of Executive Officers and that an eventual distribution should be timely discussed, since there was no urgent need requiring such distribution, which could wait for the preparation of the annual audited financial statements and the management proposal for fiscal year 2009.

However, in face of the request made by the minority shareholders for such matter to be submitted to resolution by the shareholders of the Company, the members of the Board of Directors have authorized a special meeting of shareholders to be called, pursuant to the call notice attached hereto.

4.2      In conformity with article 9 of Law no. 9249/95 and Resolution no. 207/96 of the Brazilian Securities and Exchange Commission (“CVM”), the payment of Interest on Own Capital (“JSCP”) was approved, which Interest shall be paid until December 2009 and shall be deducted from the mandatory dividend.

The credit of Interest on Own Capital in the total gross amount of thirteen million, six hundred and six thousand, eight hundred and seventy-four reais (R$ 13,606,874.00) corresponds to R$0.368976348388 per common share and per preferred share.

After deduction of 15% withholding income tax, the aggregate net payment of Interest on Own Capital shall result in eleven million, five hundred and sixty-five thousand, eight hundred and forty-two reais and ninety cents (R$11,565,842.90), corresponding to R$0.313629896130 per common share and per preferred share.

The corresponding credit shall be recorded in the Company’s accounting records on 12/30/2008 and the deduction of the JSCP shall be as shown below:

Interest on Own Capital (“JSCP”)	R$ 13,606,874.00
(-) Withholding Income Tax	R$ (2,041,031.10)
Net Amount of JSCP to be deducted from Dividends	R$ 11,565,842.90
Common shares and preferred shares	(amount) 36,877,361
Gross JSCP per Common and Preferred share	R$ 0.368976348388
Net JSCP per Common and Preferred share	R$ 0.313629896130

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up, and after having been read and approved they were signed by the Directors and by the Secretary, and transcribed in the proper book.

Signatures: Luis Miguel Gilpérez López –Chairman of the Board of Directors; Shakhaf Wine –Vice-Chairman of the Board of Directors; Luis Miguel da Fonseca Pacheco de Melo- Director (represented by Shakhaf Wine); Rui Manuel de M. D’Espiney Patrício –Director; Félix Pablo Ivorra Cano –Conselheiro; Ignácio Aller Mallo –Director; José Guimarães Monforte-Conselheiro; Luiz Kaufmann-Conselheiro; Antonio Gonçalves de Oliveira-Conselheiro; Marcelo Santos Barbosa-Conselheiro and Breno Rodrigo Pacheco de Oliveira- Secretary.

I hereby certify that this is a faithful copy of the Minutes of the Special Meeting of the Board of Directors, of Telemig Celular Participações S.A. held on December 17, 2008, as drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Meeting – OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano
-------------------------------------------------------------
Name:	Ernesto Gardelliano
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.